July 20, 2010
Edgar & Fax
Mr. Robert Errett
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Re:	Gas Natural Inc. (formerly Energy, Inc.) Registration Statement on Form S-1 SEC File No. 333-167859
Dear Mr. Errett,
We submit this letter on behalf of Gas Natural Inc., an Ohio corporation (the “Company”), in response to your comments on the Company’s Registration Statement on Form S-1, which was initially filed on June 29, 2010 and amended on July 15, 2010. The Registration Statement covers an underwritten public offering of up to 2,875,000 shares of common stock of the Company, up to 1,000,000 of which will be sold by Richard M. Osborne, as trustee of the Richard M. Osborne Trust. The underwriter for the offering is Janney Montgomery Scott LLC, and we anticipate other commercial underwriting firms will participate in the offering (collectively, the “Underwriters”). This letter addresses our discussions regarding Mr. Osborne’s potential status as an additional underwriter.
As disclosed in the Registration Statement, Mr. Osborne serves as the Company’s Chairman and Chief Executive Officer. Mr. Osborne has been the Company’s largest investor since late 2004, being the beneficial owner of approximately 21% of the shares of common stock outstanding from late 2004 through 2009. On January 5, 2010, his beneficial ownership increased to approximately 41% when the Company expanded into Ohio by acquiring three Ohio gas utilities (and certain of their affiliates) all of which were primarily owned by Mr. Osborne as trustee of the Richard M. Osborne Trust. The acquisition consideration paid by the Company consisted of approximately 1.7 million shares of the Company’s common stock, approximately 1.5 million of which were issued to the Osborne trust. Mr. Osborne has not yet determined whether the shares
V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114 -1793
216.696.8700
www.kjk.com
Cleveland and Columbus

he will sell will consist of shares issued on January 5, 2010, shares beneficially owned by him prior to that date, or a combination of both.
     In March 2010, members of the Company’s Board of Directors began discussing a public offering of the Company’s common stock. Over the following three months, the Company contacted various potential underwriters, eventually selecting Janney Montgomery Scott, entered negotiations for this offering, and prepared and filed the Registration Statement. The offering is a firm commitment offering, and the Underwriters are purchasing both the 1,500,000 primary shares and the 1,000,000 shares to be sold by Mr. Osborne, with an additional 375,000 shares available to cover over-allotments. The shares to be sold by Mr. Osborne (the “Secondary Shares”) account for less than half of the shares beneficially owned by him. At the completion of the offering, he will still be the beneficial owner of 1,422,271 shares, approximately 19% of the shares outstanding. Individuals from Janney Montgomery Scott will participate in a “roadshow” to market the offering. Several of the Company’s executive officers will also participate in the roadshow, but whether Mr. Osborne will be among them has not yet been determined. The Company anticipates the roadshow will be conducted primarily by Kevin G. Degenstein, President and Chief Operating Officer, Thomas J. Smith, Vice President and Chief Financial Officer or Glenn D. Hemminger, Director of Finance.
Under these circumstances, we do not believe Mr. Osborne is an “underwriter” as defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). Section 2(a)(11) defines “underwriter,” in part, as “any person who has purchased from an issuer with a view to...the distribution of any security.” Conversely, a person who acquires securities from an issuer with a view to investment is not an “underwriter” as defined in Section 2(a)(11). Mr. Osborne began purchasing shares of the Company more than 10 years ago. Although the acquisition was not complete until January 2010, he agreed to sell the Ohio companies for Company stock in September 2008, as disclosed in the Company’s filings with the Securities and Exchange Commission. When the Ohio acquisition closed on January 5, 2010, Mr. Osborne had no intention of selling the shares issued to him as acquisition consideration. The notion of a public offering by the Company was first discussed by the board of directors and ultimately approved in March 2010. And although Mr. Osborne is selling a portion of his shares of the Company, he will continue to be the largest shareholder upon completion of the offering. In sum, Mr. Osborne did not acquire the Secondary Shares with a view to, or in connection with a, distribution. Rather, he acquired the Secondary Shares with a view to investment.
     The Act’s definition of “underwriter” also includes “any person who...offers or sells for an issuer in connection with the distribution of any security or participates or has participation in any such undertaking,” but we believe Mr. Osborne does not meet this definition of underwriter for purposes of the Act. Mr. Osborne is neither soliciting sales of securities by or on behalf of the Company nor is he participating in the distribution, other than in his capacity as a selling shareholder and as a director and officer of the Company. Being a selling shareholder, in and of itself, is not sufficient to make him an underwriter for purposes of the Act because if that were the case, then all selling shareholders would be considered underwriters under Section 2(a)(11). Although Mr. Osborne may participate in the roadshow, we believe his actions as the Company’s Chief Executive Officer do not make him a “participant” for purposes of the definition of “underwriter.” Participation by senior management in a roadshow is typical in an underwritten securities offering, and the staff of the Securities and Exchange Commission has agreed that directors, officers or employees of an issuer who engage in selling activities in connection with a securities offering that are incidental to their regular duties and for which they receive no additional compensation are not underwriters, since a corporation can only act through individuals. See, e.g., L. Loss and J. Seligman Fundamentals of Securities Regulation, Fourth Edition (2000)(citing Free Traders, Inc., 7 Securities and Exchange Commission Decisions & Reports, 913, 921-922 (1940), Shawnee Chiles Syndicate, 10 Securities and Exchange Commission Decisions & Reports, 109, 116-117 (1941)). See also, Chris-Craft Industries, Inc., SEC No-Action Letter (October 9, 1972). Similarly, the fact that Mr. Osborne may be deemed to be an affiliate of the Company would not make him an underwriter. See, e.g., Genesco, Inc., SEC No-Action Letter (June 21, 1971).
For the foregoing reasons, we respectfully submit that Mr. Osborne is not an underwriter as defined in Section 2(a)(11) of the Securities Act for purposes of this offering.
     If you have any comments or questions concerning these matters, please contact me at (216) 736-7215 or my partner Marc C. Krantz at (216) 736-7204.
Sincerely,

/s/ Christopher J. Hubbert
Christopher J. Hubbert, Esq.
CJH/ ngh